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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2018 _____ AND ENDING 09/30/2019
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brittingham, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

5809 Kennett Pike
                              (No. and Street)

Wilmington   Delaware   19807
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen P. Sweeny, President
                                          (302) 656-8173
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wheeler, Wolfended & Dwares, PA
                    (Name – *if individual, state last, first, middle name*)

4550 New Linden Road   Wilmington   DE   19808
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen P. Sweeny _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brittingham, Inc. _____ , as of September 30 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____

President

Signature

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Brittingham, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brittingham, Inc. (the Company) as of September 30, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Brittingham, Inc. as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

4550 New Linden Hill Road · Suite 201 · Linden Park · Wilmington, DE 19808 · Phone (302) 254-8240 · Fax (302) 254-8244
Members of the American Institute of Certified Public Accountants and the Delaware Society of Certified Public Accountants

To the Board of Directors and Shareholders
of Brittingham, Inc.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Brittingham, Inc.'s auditor since 2005.

Wilmington, Delaware
November 22, 2019

4

BRITTINGHAM, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2019

ASSETS

ASSETS

Cash and cash equivalents	$ 32,638
Investments	1,154,362
Prepaid assets	4,658
Other assets	3,146
TOTAL ASSETS	$ 1,194,804

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 20,376
Total liabilities	20,376

STOCKHOLDERS' EQUITY

Common stock – $1 par value, 1,500 shares authorized, 556 shares issued and outstanding	556
Additional paid-in capital	382,509
Retained earnings	791,363
Total stockholders' equity	1,174,428
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,194,804

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF OPERATIONS

For the Year Ended September 30, 2019

INCOME		
Security commissions	$	91,769
Commission expense		(32,077)
12b-1 fee income		19,167
Interest and dividends		16,636
Total income	$	95,495
EXPENSES		
Employee compensation and benefits	$	27,721
Communication costs		26,935
Occupancy and other equipment costs		24,072
Other expenses		39,908
Total expenses		118,636
NET LOSS	$	(23,141)

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY

For the Year Ended September 30, 2019

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total Stockholders' Equity
Balance, September 30, 2018	$	556	$	382,509	$	814,504	$	1,197,569
Dividends paid		-		-		-		-
Net loss		-		-		(23,141)		(23,141)
Balance, September 30, 2019	$	556	$	382,509	$	791,363	$	1,174,428

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(23,141)
Adjustments to reconcile net loss to net cash		
provided by operating activities		
Decrease in investments		26,902
Increase in prepaid assets		(447)
Decrease in other assets		9,328
Decrease in accounts payable and accrued expenses		(1,549)
Net cash provided by operating activities		11,093
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
Cash and cash equivalents – beginning of year		21,545
Cash and cash equivalents – end of year	$	32,638

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Activities

Brittingham, Inc. (the Company) is a broker of securities. Rule 17a-5, under the *Securities Exchange Act of 1934,* requires broker-dealers to file a complete set of financial statements with the Securities and Exchange Commission (the Commission). The statements are required to cover the period since the immediately preceding filing with the Commission, and, accordingly, these financial statements are for the year ended September 30, 2019.

Transactions in securities, including the related security commissions, are recorded on a trade-date basis.

Marketable securities traded on a national exchange are valued at the last reported sale price on the last business day of the year; marketable securities traded on the over-the-counter market are valued at the mean between the last reported bid and asked price.

For the purposes of the statement of cash flows, the Company considers all highly liquid investment instruments with original maturities of three months or less to be cash equivalents. In the accompanying statement of cash flows, all short-term investments are considered cash equivalents.

2. Income Taxes

The Company, with the consent of its stockholders, has elected to be an S corporation under the *Internal Revenue Code* and similar state law. Under income tax rules related to S corporation status, items of income, deductions and credits generally pass through on a pro-rata basis to the stockholders. Therefore, no provision or liability for federal, state or local income taxes has been made.

The Company has adopted ASC 740-10, *Income Taxes*, as it relates to uncertain tax positions. Management has reviewed its current and past federal, state and local income tax positions and has determined, based on clear and unambiguous tax law and regulations, that the tax positions taken are certain and that there is no likelihood that a material tax assessment would be made if a respective government agency examined tax returns subject to audit. Accordingly, no provision for the effects of uncertain tax positions has been recorded.

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2. Income Taxes (Continued)

Currently, the 2016, 2017 and 2018 tax years are open and subject to examination by the Internal Revenue Service and the Delaware Division of Revenue. However, the Company is not currently under audit nor has the Company been contacted by these jurisdictions. Interest and penalties related to income taxes are included in income tax expense when incurred.

Income taxes are calculated in accordance with ASC-740, *Income Taxes*. Under the liability method, deferred tax assets and liabilities are provided for temporary differences between the financial reporting basis and tax reporting basis of the Company's assets and liabilities. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

3. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Subsequent Events

The Company has evaluated subsequent events through November 22, 2019, which is the date the financial statements were available to be issued.

NOTE B – INVESTMENTS

At September 30, 2019, investments consisted of money market mutual funds totaling $1,154,362.

NOTE C – CUSTOMERS' ACCOUNTS

All customers' accounts are carried by a correspondent broker on a fully disclosed basis, and, accordingly, the Company is not required to maintain or compute a reserve pursuant to Rule 15c3-3 of the *Securities Exchange Act of 1934*.

NOTE D – NET CAPITAL

The Company, as a registered broker and dealer in securities, is subject to the Commission's Uniform Net Capital Rule 15c3-1.

NOTE D – NET CAPITAL (CONTINUED)

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6⅔% of "aggregate indebtedness." Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 15 to 1. At September 30, 2019, the Company had a ratio of aggregate indebtedness to net capital of approximately .0178 to 1 and a net capital requirement of $250,000. Aggregate indebtedness and net capital, as defined, were $20,376 and $1,143,486, respectively, at September 30, 2019. The Company's current clearing agreement with National Financial Services (NFS) requires it to maintain minimum net capital of $100,000.

NOTE E – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances in several financial institutions. Under the general deposit insurance rules, the Federal Deposit Insurance Corporation insured limit is $250,000 per depositor. The Securities Investor Protection Corporation insured limit for securities is $500,000 per depositor, which includes a $250,000 limit for cash. At times, account balances may exceed insured limits. Amounts uninsured at September 30, 2019 totaled $654,362.

NOTE F – COMMITMENTS AND CONTINGENT LIABILITIES

The Company's operations are conducted in premises that are rented under a lease agreement with L. I. Holdings, Inc. (a related party). The agreement has been renewed each year since 1991 at the current prevailing market rate. Total rental payment made to L. I. Holdings, Inc. during 2019 was $16,062.

NOTE G – RELATED PARTIES

The Company receives a substantial portion of its security commissions from related parties, primarily Lumber Industries, Inc. and related affiliates, whose executive officers are also executive officers of the Company. Total security commissions earned from related parties for the fiscal year ended September 30, 2019, was $91,769.

NOTE H – PROFIT-SHARING PLAN

The Company has a profit-sharing plan for all eligible employees that provides for Company contributions at its discretion. However, contributions are limited to the amount allowable as a deduction for federal income tax purposes. A Company contribution of $1,800 was expensed in 2019.

NOTE I – CAPITAL STOCK

The Company has the right to purchase outstanding capital stock from the stockholders under certain conditions at an amount set forth in the Company's *Articles of Incorporation*. In addition, the stockholders are required to first offer the Company the option to purchase shares of capital stock before entering into an agreement to sell such shares.

NOTE J – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE K – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As discussed in Note C, the Company's customer's securities transactions are cleared on a fully disclosed basis by its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions.

Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealers. The Company does not anticipate nonperformance by customers or it's clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

NOTE L – FAIR VALUE OF ASSETS AND LIABILITIES

The Company has adopted ASC 820, *Fair Value Measurements and Disclosures,* which provides the framework for measuring the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The three levels of the fair value are as follows:

Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices that are observable for the asset either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 – Inputs that are unobservable, including those that are not derived from market data or which cannot be corroborated by market data. The determination of the fair value for the investments included in the Level 3 category requires considerable subjectivity and estimation.

Fair values of assets and liabilities measured on a recurring basis at September 30, 2019 included investments of $1,154,362, all of which were considered Level 1.

SUPPLEMENTARY INFORMATION

BRITTINGHAM, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

September 30, 2019

Aggregate indebtedness		
Accounts payable and accrued expenses	$	20,376
Total aggregate indebtedness	$	20,376
Net capital		
Net worth		
Common stock	$	556
Additional paid-in capital		382,509
Retained earnings		791,363
Total net worth		1,174,428
Deductions		
Non allowable assets		
Prepaid assets		4,658
Other assets		3,197
Total deductions		7,855
Net capital before haircuts on securities positions		1,166,573
Haircuts and undue concentration on securities computed pursuant to Rule 15c3-1		
Trading and investment securities		23,087
Net capital		1,143,486
Minimum capital required to be maintained ($250,000 or 6⅔% of aggregate indebtedness of $20,376)		250,000
Net capital in excess of requirements	$	893,486
Ratio of aggregate indebtedness to net capital		1.78%

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of September 30, 2019, as filed by Brittingham, Inc. with the New York Stock Exchange on October 15, 2019.



WHEELER · WOLFENDEN · DWARES
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Brittingham, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brittingham, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brittingham, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(ii)) (the "exemption provisions") and (2) Brittingham, Inc. stated that Brittingham, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Brittingham, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brittingham, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wheeler Wolfenden & Dwares P.A.

Wilmington, Delaware

November 22, 2019

SEC Mail Processing

NOV 27 2019

Washington, DC

3

4550 New Linden Hill Road · Suite 201 · Linden Park · Wilmington, DE 19808 · Phone (302) 254-8240 · Fax (302) 254-8244
Members of the American Institute of Certified Public Accountants and the Delaware Society of Certified Public Accountants

Brittingham, Inc.
5809 Kennett Pike
Wilmington, DE 19807
(302) 656-8173

EXEMPTIVE PROVISIONS UNDER RULE 15C3-3

I, Stephen P. Sweeny, President, CEO, COO, Secretary and CFO of Brittingham, Inc., do hereby certify and attest that, to the best of my knowledge and belief the following statement is true and correct:

Brittingham, Inc. meets the identified exemption provision in §240. 15c3-3(k)(2)(ii) in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240. 17a-3 and §240. 17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer; and that it met this exceptive provision throughout the most recent fiscal year without exception.

Brittingham, Inc.

By: _____
    Stephen P. Sweeny, President, CEO, COO, Secretary and CFO

DATED: November 22, 2019